UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated February 2, 2011: Star Bulk Announced Spyros Capralos to Succeed Akis Tsirigakis As Chief Executive Officer and President.

Exhibit 1

STAR BULK ANNOUNCES SPYROS CAPRALOS TO SUCCEED AKIS TSIRIGAKIS AS CHIEF EXECUTIVE OFFICER AND PRESIDENT

ATHENS, GREECE, February 2, 2011– Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK), today announced that Mr. Spyros Capralos has been appointed as President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis, effective as of February 7, 2011. Mr. Capralos has also been appointed to the Board of Directors which is now comprised of  8 members.  Mr. Tsirigakis will continue to serve as a director. Mr. Tsirigakis’ parting was mutually agreed, so he may pursue other interests.

Mr Capralos served, until October 2010, as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and was the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece ,Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has a ten year banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan, London. He is the current President of the Hellenic Olympic Committee and served as Secretary General of the Athens 2004 Olympics Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games.

Mr. Petros Pappas, Chairman of Star Bulk, commented: “We are pleased to welcome Mr. Spyros Capralos at the helm of our company.  We believe that his business background, capital markets skills and experience will be valuable assets in the continued development of our company.  We thank Mr. Akis Tsirigakis for his valuable contribution in steering the company from inception to its present position and we are pleased that he will continue to contribute to the Company’s success as a Board member.”

Mr. Akis Tsirigakis, the outgoing President and CEO of Star Bulk commented: “I am proud of our achievements in transforming Star Bulk from a blank check company into an established publicly traded dry bulk company. The time has come for me to move on in pursuit of other business interests. I look forward to new challenges and opportunities and I know that I am leaving the company in capable hands.”

Mr. Spyros Capralos, President and CEO elect of Star Bulk, commented: “Star Bulk is a reputable shipping company  in the global dry bulk industry with a modern fleet and a strong balance sheet. I look forward to continue with the company’s prudent growth strategy grasping arising opportunities whilst the market evolves and taking  the proper steps to maximize shareholders value.”

About Star Bulk

Star Bulk is a ship owning and ship operating company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of eleven dry bulk carriers with a further two Capesize vessels currently under construction. The total fleet consists of thirteen vessels, five Capesize and eight Supramax dry bulk vessels, with a combined cargo carrying capacity of 1,287,685 deadweight tons. The approximate average age of our current operating fleet is 10 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company :

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star bUlk Management Inc.
7 FragoklisiasStr.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 02, 2011	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President